

Mail Stop 3030

February 5, 2010

Via U.S. Mail and Facsimile (561) 514-9046

Barry S. Hollander
Chief Financial Officer
China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, Florida 33401

> **Re: China Nuvo Solar Energy, Inc.**
> **Form 10-KSB for the fiscal year ended July 31, 2008**
> **Filed November 13, 2008**
> **Form 10-K for the fiscal year ended July 31, 2009**
> **Filed December 15, 2009**
> **Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009, April 30, 2009 and October 31, 2009**
> **File No. 333-48746**

Dear Mr. Hollander:

       We have reviewed your filings and correspondence dated December 14, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Draft Form 10-KSB for the Fiscal Year Ended July 31, 2008 submitted as correspondence</u>

<u>Note 1. Organization, basis of presentation and summary of significant accounting policies, page F-8</u>

<u>Organization, page F-8</u>

1.   We note your responses to our previous comments 1, 2 and 3. We also note that you appear to have made changes to your financial statements to remove the spin off and the sale of Torpedo and any other transactions related to predecessor companies. However, it is unclear how and where these changes are reflected in the draft Form 10-K you provided. Therefore, please address the following:

·   In accordance with FASB ASC 250-10-45-23 and 50-7 through 9, please provide all the required disclosures surrounding your restatement. For instance, you should label all periods as "restated" and include a table that shows in a columnar format the originally filed balances, the adjustments made and the final adjusted balances that agree to your revised financial statements. Each major type adjustment should be separately disclosed.

·   For *each* adjustment, provide adequate discussion on the nature of each adjustment and how the amounts were determined.

·   Provide a discussion in your response of any other changes that you are making to your filing. For example, tell us the nature of the minority interest and deferred compensation which is now being recorded within stockholders' deficit.

2.   As a related matter, please provide us your draft of the amended Form 10-K in red-line form or in some fashion that we can see <u>all</u> the changes you are making to your original filing. In that regard, please also provide a draft of the audit report that is to be issued. We may have further comments.

3.   We see that you are no longer accounting for the reverse acquisition of "Nuvo" as a recapitalization but rather a reverse acquisition business combination. In your revised filing, please disclose the specific set of factors that you considered in determining that the transaction with Nuvo would be accounted for as a reverse merger.

4.   Regarding the reverse merger with Nuvo, please address the following comments:

·   Tell us how you considered FASB ASC 805-40 in determining your accounting for the reverse merger. Specifically, discuss how you measured

> the consideration transferred (FASB ASC 805-40-30-2), how you calculated goodwill, and how you have applied the presentation guidelines outlined in 805-40-45-1 through 45-3.
>
> · Tell us how you determined the equity of the entity after the reverse merger. In this regard, we refer you to FASB 805-40-45-2(c) through (d) and FASB ASC 805-40-55-14. Please reconcile the components of the statement of stockholder's equity with the narrative discussion in Note 1.
>
> · To help us better understand your adjustments and your accounting, please provide us with an illustrative summary balance sheet prior to the business combination of the acquiree and the acquirer. Discuss how the consideration was allocated to the assets and liabilities of the accounting acquiree as shown in FASB ASC 805-40-55-12.

5.   Regarding the impairment of goodwill recorded during fiscal year 2007, please revise your filing to disclose how you determined that goodwill was impaired. We refer you to FASB ASC 350-20-35. In addition, please include the disclosures required by FASB ASC 350-20-50 such as the following:

> · A description of the facts and circumstances leading to the impairment
>
> · The amount of the impairment loss and the method of determining the fair value of the associated reporting unit (whether based on quoted market prices, prices of comparable businesses, a present value or other valuation technique, or a combination thereof)

6.   We also see that you are now presenting your financial statements as a development stage company. Please tell us where you have included all of the disclosures required by FASB ASC 915. For example, we do not see disclosure of all equity transactions by date from inception on the face of the statement of stockholder's equity / deficit, per FASB ASC 915-215-45-1. In addition, please note that your financial statements should be labeled as that of a development stage company. Refer to FASB ASC 915-205-45-4.

Exhibits

7.   We note that your certifications (Exhibit 31.1 and 31.2) in your draft 10-K refer to the registrant as a small business issuer. Please note that Regulation S-B no longer exists and the required certifications must be in the exact form prescribed as set forth in Item 601(b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect. Accordingly, please revise to refer to the Company as the registrant as required by Exchange Act Rule 13a-14(a). Please also update the signature to the date of your new amended filing.

8.   As a related matter, please also ensure that your Exhibit 32.1 also does not
        reference the Form 10-KSB and that you update the signature to the date of your
        new filing.

Other

9.   Due to the pending restatement of your Form 10-K for the year ended July 31,
        2008 and related Forms 10-Q, please tell us how you considered your reporting
        obligations under Item 4.02 of Form 8-K. If you have determined that Item 4.02
        does not apply, please tell us your reasons why that is so.

Form 10-QSB for the quarterly period ended October 31, 2008, January 31, 2009 and
April 30, 2009

10.   We note your response to our prior comments 4 through 10 in our letter dated
        August 14, 2009. These comments will remain outstanding until the amended
        Forms 10-Q have been filed.

Form 10-K for the fiscal year ended July 31, 2009

Item 9A(T). Controls and Procedures, page 24

11.   We see that you disclosed that your disclosure controls and procedures (DC&P)
        were not effective April 30, 2009. In addition, we note that your Form 10-K and
        Forms 10-Q will require restatement due to accounting errors and that you
        concluded that internal control over financial reporting was not effective at July
        31, 2009. Accordingly, tell us how you were able to conclude that DC&P was
        effective at July 31, 2009.

12.   In future filings, please clarify whether there were any changes in the internal
        control over financial reporting that occurred *during the most recent fiscal
        quarter* that have materially affected, or are reasonably likely to materially affect,
        your internal control over financial reporting. Refer to Rule 308T(b) of
        Regulation S-K.

Financial Statements

13.   Please tell us how the audit report issued by your independent auditors complies
        with Auditing Standard No. 1 issued by the PCAOB and Article 2 of Regulation
        S-X. We note that the report refers to "the schedule of accounts receivable"
        rather than of the financial statements.

14.   Tell us why you have not included an audit report covering the year ending July 31, 2008 and the inception to date period.

Consolidated Statements of Operations, page F-4

15.   We note that you continue to include stock compensation cost as a separate line item on the Consolidated Statements of Operations. Tell us how this is consistent with your response to previous comment 6.

16.   We see that you have included financial information from inception to July 31, 2009 but your headings or the notes to your financial statements do not refer to the company as a development stage enterprise. Furthermore, it does not appear that you are including all the required disclosures of a development stage entity. Please refer to FASB ASC 915 and tell us where you have provided all the disclosures required by the appropriate sections.

Consolidated Statements of Cash Flows, page F-6

17.   Tell us why your net loss for the inception to date does not agree to loss reported on the Statements of Operations.

18.   Tell us the nature of the $1,519,381 adjustment to reconcile net income (loss) reported in the inception to date column.

Note 1. Organization, basis of presentation and summary of significant accounting policies, page F-8

Fair value of financial instruments, page F-13

19.   Please tell us where you have included the disclosures required by FASB ASC 820-10-50-1 and 2 with regard to your financial assets measured at fair value, such as the derivative liabilities.

Exhibit 31.1 and 31.2

20.   We note that your certifications in the 10-K refer to the registrant as a small business issuer. Please note that Regulation S-B no longer exists and the required certifications must be in the exact form prescribed as set forth in Item 601(b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect. Accordingly, please revise future filings to refer to the Company as the registrant as required by Exchange Act Rule 13a-14(a).

Form 10-Q for the quarter ended October 31, 2009

Consolidated Condensed Statements of Operations, page F-3

21.   We note that you continue to include stock compensation cost as a separate line item on the Statements of Operations. Tell us how this is consistent with your response to previous comment 6.

22.   Please tell us how you have applied the guidance in FASB ASC 810-10-45-16 and FASB ASC 810-10-50-1A regarding the noncontrolling interest (minority interest) recorded on your balance sheet and statement of operations.

Note 5. Convertible debentures payable, page F-16

23.   We note your disclosure that you recorded a credit of $164,444 to reduce the value of the derivative liability at October 31, 2009. However, we see that the liability balance decreased by $280,000 on the balance sheet. Please reconcile these amounts and disclose in future filings the nature of any other changes in the derivative liability balance.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3664 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

                                        Sincerely,

                                        Kristin Lochhead
                                        Accounting Reviewer